Exhibit 12.1

SAVVIS, Inc.

Consolidated Ratio of Earnings to Fixed Charges

(dollars in millions)

	Three Months Ended March 31,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income (loss) before taxes	$120.6	$(42.1)	$(69.1)	$(148.8)	$(94.0)	$16.7
Add:
Fixed charges	25.8	92.1	84.1	69.9	13.7	16.7

Total earnings	$146.4	$50.0	$15.0	$(78.9)	$(80.3)	$33.4

Fixed charges:
Interest expense	$19.3	$69.8	$63.4	$53.2	$8.4	$11.7
Interest factor on operating leases (1)	6.5	22.3	20.7	16.7	5.3	5.0

Total fixed charges	$25.8	$92.1	$84.1	$69.9	$13.7	$16.7

Ratio of earnings to fixed charges	5.7	—	—	—	—	2.0

Deficiency	$—	$42.1	$69.1	$148.8	$94.0	$—

(1)	Interest portion of rent expense is calculated at 35% of total rents paid.